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                           July 28, 2023

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed July 19, 2023
                                                            File No. 333-273329

       Dear Shangzhao Hong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Capitalization, page 58

   1. Please tell us how you considered the underwriting discounts and commissions and estimated offering
expense payable by you when determining as adjusted additional paid in capital.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Shangzhao Hong
Creative Global Technology Holdings Ltd
July 28, 2023
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



FirstName LastNameShangzhao Hong                     Sincerely,
Comapany NameCreative Global Technology Holdings Ltd
                                                     Division of Corporation
Finance
July 28, 2023 Page 2                                 Office of Trade & Services
FirstName LastName